






HORIZON
PCS

November 14, 2001

Sprint.
Sprint PCS® Network Partner

Forward-Looking Statements

Statements made by us today will include forward-looking statements, such as the Company's or Management's intentions, hopes, beliefs, expectations or predictions of, and assumptions about, the future. It is important to note that the Company's actual results could differ materially from such forward-looking statements, and from past results. Our forward-looking statements and business are subject to risk factors, including, among other things, (i) changes in industry conditions created by the Telecommunications Act and related state and federal legislation and regulations; (ii) recovery of the substantial costs which will result from the implementation and expansion of our business; (iii) retention of our existing customer base and our ability to attract new customers; (iv) rapid changes in technology; and (v) actions of our competitors. Additional information on these and other risks is contained in the Company's Form 10-Q for the quarter ending September 30, 2001, including Item 5 thereof. Copies of that filing will be made available free of charge upon request.


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

CH17897







The Company


Sprint
Sprint PCS® Network Partner

HORIZON
PCS

Horizon PCS Business Highlights

- Sprint PCS
- One of the largest Sprint PCS affiliates – 10.2 million POPs
- Attractive markets:
  - Adjacent to Sprint Markets with 59M POPs
  - POP Density
- Successful execution of growth strategy
- 6.7 million covered POPs as of September 30, 2001
- Sprint Local Telephone serving 20% of our POPs
- Fully financed business plan


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Horizon PCS' Markets

Erie
Elkhart
South Bend
Ft. Wayne
Lima
Scranton
Huntington
Charleston
Roanoke
Kingsport

Online Now
4th qtr 2001
1st qtr 2002
Future Expansion

- 159,431 subscribers at October 31, 2001
- 6.9 million POPs currently covered


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Year 2001 Accomplishments

- Spring 2001: completed conversion of subscribers from Sprint PCS Type 3 platform to Sprint PCS Type 2 platform
- Early June 2001: enrolled our 100,000th subscriber
- August 2001: amended agreement with NTELOS
- Build-out substantially complete
- Launched PA markets within 15 months
- More than doubled our subscriber count from December 31, 2000 in 8 months
- Increasing retail stores count from 16 to 40 in 2001; currently at 34


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand


Sprint
Sprint PCS Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand
- **Numerous adjacent Sprint PCS markets**


Sprint
Sprint PCS Network Partner


HORIZON
PCS

Numerous Adjacent Sprint PCS Markets

- Connects 15 Sprint PCS markets with over 59 million POPs

WI
MI
Lansing
Detroit
Buffalo
Syracuse
NY
VT
NH
MA
Chicago
Erie
Cleveland
Hartford
RI
CT
Scranton
IN
IL
OH
PA
Pittsburgh
New York
Columbus
NJ
Indianapolis
Philadelphia
MD
Cincinnati
DE
WV
Washington, D.C.
Charleston
Lexington
KY
Richmond
VA
Raleigh/Durham
Knoxville
NC
TN
Charlotte


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand
- Numerous adjacent Sprint PCS markets
- Significant connectivity


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Significant Connectivity

- More than 2,600 interstate miles

WI
MI
Lansing
Detroit
Chicago
Cleveland
Erie
Buffalo
Syracuse
NY
VT
NH
MA
Hartford
CT
RI
Scranton
IN
IL
OH
PA
New York
NJ
Columbus
Pittsburgh
Philadelphia
Indianapolis
Cincinnati
MD
DE
WV
Washington, D.C.
Charleston
Lexington
KY
Richmond
VA
Knoxville
NC
Raleigh/Durham
TN
Charlotte
90 69 75 90 77 79 90 81 84 380 80 476 81 70 68 79 64 64 64 77 81 81 77


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand
- Numerous adjacent Sprint PCS markets
- Significant connectivity
- **Major universities**


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Major Universities in Our Territory

- Over 240,000 students attending 60 four-year schools

NY
CT
Notre Dame
Penn State University
PA
NJ
OH
West Virginia University
IN
Ohio University
WV
Marshall University
University of Virginia
MD
DE
KY
Virginia Tech
VA
Eastern Tennessee State



Sprint
Sprint PCS® Network Partner



HORIZON
PCS

Competitive Advantages

- Strong brand
- Numerous adjacent Sprint PCS markets
- Significant connectivity
- Major universities
- **Distribution channels**


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Distribution Channels


National Third Parties
350
300
250
200
150
100
50
0
108
174
295
316
Q4 1999
Q4 2000
Q3 2001
Q4 2001 est


B2B Representatives
60
50
40
30
20
10
-
13
26
37
51
Q4 1999
Q4 2000
Q3 2001
Q4 2001 est


Retail Stores


45
40
35
30
25
20
15
10
5
-
4
16
30
40
Q4 1999
Q4 2000
Q3 2001
Q4 2001 est


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Sales Distribution Mix

	Retail Store	B2B	Radio Shack	Other N3P	L3P	Other
Q3 2001	30%	16%	25%	12%	5%	12%
Q2 2001	36%	7%	22%	14%	5%	16%
Q1 2001	29%	8%	26%	19%	4%	14%


Q3 2001
Q2 2001
Q1 2001


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand
- Numerous adjacent Sprint PCS markets
- Significant connectivity
- Major universities
- National distribution channels
- **The right choice of technology**


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

The Next Evolution: 3G

Why 3G?

- **Speed**
  - 14.4 kbps up to 3-5 Mbps
- **Efficiency**
  - Increased voice and data capacity
- **Integration**
  - IP-based packet data network
- **Innovation**
  - Enhanced applications and devices


Sprint
Sprint PCS Network Partner


HORIZON
PCS

The Race to Reach 3G

	2000	2001	2002	2003	2004
CDMA	IS-95A 14.4 kbps	3G 1x 144 kbps	3G 1x 288 kbps	3G 1x-EV DO 2.4 Mbps	3G 1x-EV DV 3-5 Mbps
GSM	GSM 9.6 kbps	GPRS 115 kbps	EDGE 384 kbps	W-CDMA 2 Mbps	?
TDMA	CDPD 19.2 kbps	GSM/ GPRS 115 kbps	EDGE 384 kbps	W-CDMA 2 Mbps	?


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Capital Cost Comparison



Upgrade costs as a percentage of 2G network cost


CDMA IS-95A
CDMA 3G 1X <10%
CDMA 3G 1X-EV <10%

Source: *Sprint PCS*


TDMA & GSM
GSM/ GPRS 28%
EDGE 51%
WCDMA/ UMTS 90%

Time

Source: *Yankee Group*


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Opportunities Ahead

U.S. Wireless Subscribers (millions)

Year	Voice & Data	Voice-Only
2000		
2001		
2002		
2003		
2004		
2005		
2006		
2007		

210
180
150
120
90
60
30
0
Voice & Data
Voice-Only

- U.S. wireless subscribers are expected to exceed 200 million in 2007
- Data penetration is expected to exceed 70% in 2007

Source: The Strategis Group, February 2001



Sprint
Sprint PCS® Network Partner



HORIZON
PCS

Wireless Data Drivers


GLADIATOR
1 Full game
2)Quick fight (
OK
Home
Sprint PCS
touchpoint

Consumer applications:

- Web browsing
- E-mail
- Messaging
- M-Commerce
- Games & Entertainment

Business applications:



- Intranet access
- Wireless B2B
- File Transfer
- Database access
- Messaging
- Web browsing
- E-mail


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

3G Clear Migration Path

Evolution of CDMA2000 Platform

3G 1xEV - DV (Data & Voice - Phase 4)	Early 2004 – 3-5 Mbps
3G 1xEV- DO (Data Only - Phase 3)*	2003 - up to 2.4 Mbps
3G1x (Phase 2)	Late 2002 - up to 288 kbps
3G1x (Phase 1)	Late 2001/Early 2002 - up to 144 kbps
2G - Compression	2000 - 56 kbps
2G IS-95A	1999 - 14.4 kbps

*Adoption of 3G1x EV-DO is subject to market demand.


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

3G Launch



- **1st Quarter 2002**
  - Deployment of 3G in a number of markets
  - Initial field tests to validate network
- **Summer 2002**
  - Commercial launch nationwide
  - 1st U.S. wireless carrier to provide nationwide deployment
  - Full scale availability by mid-2002


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Advantages

- Strong brand
- Numerous adjacent Sprint PCS markets
- Significant connectivity
- Major universities
- National distribution channels
- The right choice of technology
- **Spectrum position / CDMA efficiency**


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Competitive Landscape

	Horizon PCS	ALLTEL	AT&T	Verizon	Nextel
Well-established national brand	√		√	√	√
Unified national network	√				√
Scale economies	√		√	√	√
Consumer orientation	√	√	√	√	
All digital network	√				√
Technology/protocol	CDMA	Mix	TDMA/GSM	Mix	ESMR
Covered POP overlap	**100%**	**41%**	**48%***	**60%**	**34%**

* Includes SunCom; excluding SunCom, market coverage is 26%.


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Proven Management Team

Name	Position	Prior Telecom Experience	Years
Bill McKell	President & CEO	Horizon Personal Communications Chillicothe Telephone	14
Pete Holland	CFO	E&Y Telecom Group Nextel Communications	14
Joe Corbin	VP Technology	Chillicothe Telephone	23
Joe Watson	VP Sales & Marketing	Chillicothe Telephone Cincinnati Bell	8
Monesa Skocik	VP Relationships	Horizon Personal Communications	4
Deborah Schmelzer	VP Finance	Horizon Telcom Arthur Andersen, LLP	5

Horizon PCS is a charter Sprint PCS affiliate


Sprint
Sprint PCS Network Partner


HORIZON
PCS

Growth Strategy

- **Shift in focus from build-out to sales**
  - Complete fill-in and roaming corridor coverage
- **Well positioned to participate in strategic combinations**
  - Geographic position


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Sprint PCS Affiliate Program

	Total Pops (mm)
AirGate PCS (Pro Forma)	14.5
Alamosa PCS	15.6
Enterprise Communications	1.1
Georgia PCS	1.3
Gulf Coast Wireless	1.7
Horizon PCS	10.2
Independent Wireless One (IWO)	6.1
Northern PCS	2.4
Shentel	2.1
Swiffel Communications	0.3
US Unwired	9.8
UbiquiTel (Pro Forma)	11.1

Source: POPs data from Company filings and Paul Kagan's Wireless Telecom Atlas & Databook 2001.


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

CH17897











Pete Holland
CFO

Operating Performance

Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Build-out Population Stats

	Total POPs	Covered POPs
Q3 2000	10.2	3.3
Q4 2000	10.2	5.1
Q1 2001	10.2	5.2
Q2 2001	10.2	5.7
Q3 2001	10.2	6.7
Complete Build Out	10.2	7.X

6.9 forecasted for Q3 2001 in our Offering Memorandum dated Sept. 19, 2000


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Subscriber Stats


Subscribers (EOP)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
36,007
66,447
84,681
106,268
146,641
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001


Net Subscriber Additions
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
9,027
30,440
18,234
21,587
40,373
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001


Annualized Incremental Penetration
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1.1%
2.4%
1.4%
1.5%
2.4%
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001


Sprint
Sprint PCS Network Partner


HORIZON
PCS

Subscriber Stats




155,000
130,000
105,000
80,000
55,000
30,000
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Subscribers
Annualized Incremental Penetration


7.0
6.0
5.0
4.0
3.0
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Covered POPs
Annualized Incremental Penetration


Sprint
Sprint PCS Network Partner


HORIZON
PCS

Service Revenues

Quarter	Service Revenues
Q3 2000	$6.8
Q4 2000	$11.5
Q1 2001	$18.2
Q2 2001	$23.3
Q3 2001	$33.2


Sprint
Sprint PCS Network Partner


HORIZON
PCS

ARPU Stats

	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001
ARPU without Travel and Roaming	$56	$49	$53	$55	$57
ARPU with Travel and Roaming	$77	$81	$80	$82	$88
ARPU Minute Sensitive	$16	$12	$14	$16	$14


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Churn Stats (excluding 30 day returns)

	Monthly Churn (excluding 30 day returns)	Avg SPCS Public Affiliates*
Q4 2000	2.5%	3.0%
Q1 2001	2.3%	2.6%
Q2 2001	2.1%	2.8%
Q3 2001	2.1%	2.5%


*Comparisons to Sprint PCS affiliates are based on information available as of November 9, 2001.


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

CPGA

	CPGA	Avg SPCS Public Affiliates*
Q3 2000	$409	$468
Q4 2000	$360	$435
Q1 2001	$330	$416
Q2 2001	$393	$375
Q3 2001	$307	$350

*Comparisons to Sprint PCS affiliates are based on information available as of November 9, 2001.


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Network Sharing Agreements Worldwide

- **October 2001- Cingular and VoiceStream to share GSM wireless networks**

  - entered in to an infrastructure joint venture where Cingular offers service in NY City; VoiceStream in California and Nevada

  - estimated savings of hundreds of millions each in cap ex dollars and operating expenses going forward

- **June 2001 - BT and Deutsche Telekom announce 3G sharing scheme**

  - their 3G infrastructures in both Germany and the UK

  - the deal involves BT Cellnet and One2One in the UK and Viag Interkom and T-Mobil in Germany

  - estimated savings of £1.2 to £2 billion each

- **August 1999 – Horizon and NTELOS enter into network services agreement**


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

NTELOS Relationship

Erie
NY
Elkhart
South Bend
Scranton
Ft. Wayne
PA
Lima
OH
NJ
IN
DC
MD
DE
WV
Huntington
Charleston
KY
Roanoke
VA
Horizon Markets
Horizon Resale Markets
Kingsport
TN
NC


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

NTELOS Relationship

- At September 30, 2000, we had approximately 52,000 subscribers in our wholesale markets (35% of our total subscribers).
- We have approximately 2.9 million POPs in the wholesale markets (28% of our total POPs).
- We currently cover approximately 1.8 million POPs in our wholesale markets (26% of our total current covered POPs).


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Summary of NTELOS Amendment

- **Signed August 23, 2001**
- **License Perfection Plans**
  - NTELOS (D&E Block) 10 sites in 9 BTAs by December 31, 2000
- **3G Implementation Plan**
  - Phase I – June 30, 2002 will cover 80% of total POPs
  - Phase II – August 15, 2003 will cover remaining 20% of total POPs License Perfection Plans
- **Wholesale Pricing**
  - Effective July 1, 2001 through December 1, 2003
  - No further reduction until December 2003 unless Alliance retail yield is lower then the wholesale price per MOU
  - MOUs under the monthly allowance range from 5-7 cents
  - MOUs over the allowance are at a rate of 3.5 cents down to 3.0 cents


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

NTELOS Cost Comparison

Year	Amount Paid Under the Wholesale Agreement	HPCS P&L Impact Without the Wholesale Agreement
1999	$0.27 million	$23 million (estimated)
2000	$6.9 million	$32 million (estimated)
2001 (estimated)	$18.3 million	$45 million
2002 (estimated)	$27.4 million	$47 million
2003 (estimated)	$38.6 million	$49 million


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Private Equity Offering

Purchaser:	**Apollo Management IV, L.P.**
Security:	**Convertible Preferred Stock**
Amount:	**$126.5 million**
Dividend:	**7.5% PIK, payable semi-annually**
Conversion:	**Anytime at holder's option and mandatorily at $65.0 million Qualifying IPO or upon certain business combination transactions**
Maturity:	**September 26, 2011**


Sprint
Sprint PCS® Network Partner


HORIZON
PCS

Senior Secured Financing



Total Commitment: **$250.0 million (upsized from $225.0 million)**

- $105.0 million Term Loan A
- $50.0 million Term Loan B (drawn at closing)
- $95.0 million revolver

Use of Proceeds: **To finance capital expenditures for network build-out and fund working capital**

Rate Structure: **Variable**

- Term A: LIBOR + 375bp
- Term B: LIBOR + 425bp
- Revolver: LIBOR + 375bp


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Senior Discount Notes Offering

Issuer:	Horizon PCS, Inc.
Issue:	$1,000 principal amount at maturity of Senior Discount Notes
Warrants:	Right to purchase 3.805 million shares of class A common stock
Gross Proceeds:	$149.7 million
Coupon:	14.00%
Maturity:	2010 (10 years)
Cash Interest Deferral:	5 years
Optional Redemption:	5-year non-call
Equity Clawback:	Up to 35% during first 3 years
Change of Control Put:	101%
Ratings:	Caa1/CCC


Sprint.
Sprint PCS® Network Partner


HORIZON
PCS

Business Evolution


Q3 2000
Q3 2001
3.3 million
Covered POPs
6.7 million
597
Cell Sites
987
36,007
Subscribers
146,641
1.1%
Annualized Incremental Penetration
2.4%
$409
CPGA
$307

Horizon PCS Strengths

Wireless Growth

Fully Financed

Sprint PCS

Horizon PCS Strengths

Sprint Back Office

One of the largest Sprint PCS affiliates

Proven Ability to Attract New Customers

Proven Ability to Build New Markets


Sprint
Sprint PCS® Network Partner


HORIZON
PCS





HORIZON
PCS


Sprint.

Sprint PCS® Network Partner